United States
Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): January 17, 2006
Commission File Number 000-27663
SIFY LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
Tidel Park, Second Floor
No. 4, Canal Bank Road, Taramani
Chennai 600 113, India
(91) 44-254-0770
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 2.02.     Results of Operations and Financial Condition.
     On January 17, 2006, Sify Limited (“Sify”) announced its U.S. GAAP results for the quarter ended December 31, 2005. A copy of the press release is attached hereto as Exhibit 99.1. The information and documents furnished in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.
Item 9.01.     Financial Statements and Exhibits.
          (d) Exhibits.

99.1	Press release issued by Sify Limited, dated January 17, 2006.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 18, 2006

SIFY LIMITED
By:	/s/ Durgesh Mehta
	Name:	Durgesh Mehta
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated January 17, 2006